Buenos Aires, March 31, 2023

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Credit rating of the company´s bonds

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform that yesterday, S&P Global Ratings (“S&P”) resolved to change its long-term local and foreign currency rating of the Company from “CCC+” to “CCC-”, along with other Argentine companies.

It should be noted that said change in the Company's rating is due to the downgrade of Argentina's long-term foreign currency rating from “CCC+” to “CCC-”.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations